UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2019

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Public Offering

On October 31, 2019, Safe-T Group Ltd. (the “Company”) announced the pricing of an underwritten public offering with gross proceeds of approximately $3.5 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consists of (i) 131,400 units (the “Units”) of American Depositary Shares (each, an “ADS”) and warrants to purchase 1.5 ADSs per warrant (the “Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 368,500 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “Pre-Funded Warrant”) and a Warrant.

Each ADS represents 40 ordinary shares of the Company. Each Unit will be sold at a price of $7.00 per unit, and each Pre-Funded Unit will be sold at a price of $7.00 per unit, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The Warrants will have a per ADS exercise price of $7.70 per full ADS, are exercisable immediately, and expire five years from the date of issuance.

The offering is expected to close on November 5, 2019, subject to customary closing conditions.

Partial Exercise of Greenshoe

Pursuant to the Securities Purchase Agreement dated April 9, 2019, by and between the Company and Alpha Capital Anstalt (“Alpha”), Alpha has a right to purchase additional debentures on the same terms as the debentures issued under the Securities Purchase Agreement until December 4, 2019 (the “Greenshoe Option”). On October 31, 2019, Alpha exercised its Greenshoe Option in part, in connection with a convertible debenture in the principal amount of $500,000 (the “Greenshoe Debentures”).

The Greenshoe Debentures will have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Greenshoe Debentures are convertible at $8.00, subject to adjustments. In addition, the lenders have a most favored nation right for a subsequent financing on better terms, for the term of the Debentures, such that the lenders may convert into the subsequent financing on a dollar-for-dollar basis. The greenshoe transaction is expected to close on or about November 5, 2019.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. For example, forward-looking statements include statements regarding the offering, the expected timing of the closing of the offering, the planned use of the net proceeds from the offering, the exercise of the Greenshoe Debentures and the expected timing of the closing of the transaction. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T Group’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T Group undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering being subject to various conditions and contingencies as are customary in securities purchase agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Safe-T Group does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T Group’s filings. Safe-T Group does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File No. 333-233724) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Attached hereto and incorporated herein is the Registrant’s press release issued on October 31, 2019, titled “Safe-T Group Ltd. Prices $3.5 Million Public Offering.”

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on October 31, 2019, titled “Safe-T Group Ltd. Prices $3.5 Million Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: November 1, 2019

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